SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE 5-1-02

For the month of May, 2002

EKSPORTFINANS ASA
(Translation of registrant's name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40 F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2002

EKSPORTFINANS ASA

Tor F. Johansen
President and Chief
Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated May 3, 2002.	4

May 3, 2002

LARGE EXPORT CREDIT AGREEMENT SIGNED IN FIRST QUARTER

- It is very gratifying that Norwegian exporters are winning large international contracts with financial assistance from Eksportfinans, says President and CEO Tor F. Johansen, referring to the contract that NCC International AS has secured in the Dominican Republic.

FIRST QUARTER RESULTS Eksportfinans' net interest was reduced in the first quarter of 2002. Net income before taxes amounted to NOK 78 million, a decrease of NOK 12 million compared with the same period last year. At the end of March the Eksportfinans Group had total assets of NOK 92.6 billion, compared with NOK 94.1 billion a year earlier. The capital adequacy ratio stood at 24.6 percent, against 27.1 percent at the same time last year.

LENDING New loan disbursements in the first quarter totaled NOK 1.7 billion, against NOK 2 billion in the same period last year.

In January, Eksportfinans signed a loan agreement with the Dominican Republic to provide financing of a hydroelectric power plant and a combined plant for flood control and irrigation. The agreement is for USD 210 million, making it the largest of its kind ever provided by Eksportfinans. The Norwegian company NCC International AS is responsible for implementation of the project.

The Norwegian Ministry of Trade and Industry decided in February to implement a modernized ship-financing scheme as adopted by the OECD. In Norway, the updated scheme is managed by Eksportfinans on behalf of the Ministry of Trade and Industry.

FUNDING In the first quarter Eksportfinans launched 21 long-term bond issues with an average maturity of slightly more than four years. A total of USD 239 million was paid in during the period.

There has been a trend towards higher funding costs for small borrowers such as Eksportfinans in the capital markets. The reason is that institutional investors are increasingly focused on large and liquid transactions, involving minimum amounts of USD 1 million.